Jimena Acuña Smith
T +1 415 315 2306
jimena.smith@ropesgray.com

April 26, 2021

BY EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Anu Dubey

Re:	Pax World Funds Series Trust I (File Nos. 002-38679, 811-02064) (“Trust I”)

Pax World Funds Series Trust III (File Nos. 333-194601, 811-22935) (“Trust III” and, together with Trust I, the “Registrants” and each series of the Registrants, a “Fund” and together, the “Funds”)

Dear Ms. Dubey:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on April 6, 2021 in connection with Post-Effective Amendment No. 98 for Trust I and Post-Effective Amendment No. 17 for Trust III, each filed with the Commission on March 1, 2021 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”). The Staff’s comments are summarized below, and each is followed by our response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Prospectus.

PROSPECTUS

1.       Comment. Please update the EDGAR series IDs for the following Funds, as applicable: Pax U.S. Sustainable Economy Fund, Pax Global Sustainable Infrastructure Fund and Pax Global Sustainable Infrastructure Fund.

Response. The requested change has been made.

2.       Comment. With respect to each of Pax U.S. Sustainable Economy Fund, Pax Global Sustainable Infrastructure Fund and Pax International Sustainable Economy Fund, please supplementally inform the Staff what percentage of each Fund’s portfolio had to be re-positioned to implement the Fund’s new investment strategy.

Response. The Registrant notes that the percentage of each Fund’s portfolio that was re-positioned to implement the Fund’s new investment strategy is as follows: Pax U.S. Sustainable Economy Fund: 27%; Pax Global Sustainable Infrastructure Fund: 73%; Pax International Sustainable Economy Fund: 26%.

3.       Comment. Please consider whether an ESG-specific risk factor is appropriate for the Funds and, if so, whether the risk factor should include disclosure of the Funds’ use of one or more third-party rating agencies as the criteria used by such rating agencies can differ significantly.

Response. The Registrant respectfully submits that the Fund’s current disclosure, including Management Risk in the Principal Risks section for certain Funds, adequately describes the risks associated with the management of the Funds by Impax Asset Management LLC (the “Adviser”), including with respect to the Adviser’s consideration of ESG-related factors. In response to the Staff’s comment, however, a revised version of Management Risk has been included in the Principal Risks section for each Fund, as follows:

“Management Risk The Fund is actively managed. The investment techniques and decisions of the investment adviser and the Fund’s portfolio manager(s), including the investment adviser’s assessment of a company’s ESG profile when selecting investments for the Fund, may not produce the desired results and may adversely impact the Fund’s performance, including relative to other Funds that do not consider ESG factors or come to different conclusions regarding such factors.”

4.       Comment. Please tailor the Emerging Markets Risk disclosure with reference to Accounting and Disclosure Information 2020-11, Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets, dated December 14, 2020, available at https://www.sec.gov/investment/accounting-and-disclosure-information/principal-risks/registered-funds-risk-disclosure.

Response. In response to the Staff’s comment, the Registrant has revised the disclosure under the Principal Risks – Emerging Markets Risk section, as follows:

“Emerging Markets Risk Investing in emerging market countries involves certain risks not typically associated with investing in U.S. securities, and imposes risks greater than, or in addition to, risks of investing in developed foreign countries. These risks include: greater risks of nationalization or expropriation of assets or confiscatory taxation; the possibility of currency blockages or transfer restrictions, currency devaluations and other currency exchange rate fluctuations; higher brokerage costs; greater social, economic and political uncertainty and instability (including the risk of war); more substantial government involvement in the economy; less government supervision and regulation of the securities markets and participants in those markets; controls on foreign investment and limitations on repatriation of invested capital and on a Fund’s ability to exchange local currencies for U.S. dollars; unavailability of currency hedging techniques in certain emerging market countries; the fact that companies in emerging market countries may be smaller, less seasoned and newly organized ~~companies~~; the difference in, or lack of, auditing, recordkeeping and financial reporting standards, which may result in the unavailability of material information about issuers; less developed legal systems and the risk that it may be more difficult to obtain and/or enforce a judgment in a court outside the United States; an emerging market country’s dependence on revenue from particular commodities or international aid; and greater price volatility, substantially less liquidity and significantly smaller market capitalization of securities markets. The Public Company Accounting Oversight Board, which regulates auditors of U.S. public companies, is unable to inspect audit work papers in certain foreign countries. Investors in foreign countries often have limited rights and few practical remedies to pursue shareholder claims, including class actions or fraud claims, and the ability of the SEC, the U.S. Department of Justice and other authorities to bring and enforce actions against foreign issuers or foreign persons is limited. In addition, a number of emerging market countries restrict, to various degrees, foreign investment in securities, and high rates of inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies and securities markets of certain emerging market countries. Also, any change in the leadership or politics of emerging market countries, or the countries that exercise a significant influence over those countries, may halt the expansion of or reverse the liberalization of foreign investment policies now occurring and adversely may affect existing investment opportunities.”

5.       Comment. The Principal Investment Strategies section for Pax Small Cap Fund states that the Fund’s “investments in securities of non-U.S. issuers, if any, may be…focused in a single country or geographic region.” If the Fund’s non-U.S. holdings are focused on a single country or region, please disclose the risks specific to that country or region in the Principal Risks section.

Response. The Registrant confirms that the Fund is not currently focused on a single country or region.

6.       Comment. Please confirm supplementally that the reimbursement arrangement referenced in footnote 3 to the Annual Fund Operating Expenses table for Pax U.S. Sustainable Economy Fund, if memorialized in a written agreement separate from the prospectus, will be filed with the registration statement. In addition, if the Fund’s investment adviser has the ability to recoup expenses that have previously been reimbursed, please disclose the terms of such recoupment.

Response. The Registrant notes that the Fund’s reimbursement arrangement is not memorialized in a written agreement separate from the prospectus. The Registrant confirms that no reimbursed expenses may be recouped.

7.       Comment. Please revise Pax U.S. Sustainable Economy Fund’s 80% policy to state that the Fund will invest at least 80% of its net assets in sustainable large-capitalization U.S. equity securities, in accordance with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). Please also define the term “sustainable” for purposes of the Fund’s 80% policy. If the Fund’s definition of “sustainable” is ESG, then please clearly explain how ESG is defined and the specific ESG factors that the Fund focuses on.

Response. The Registrant respectfully submits that the term “sustainable” does not connote a particular type of investment; rather, it is a component of the Pax World Funds’ investment strategies. The Registrant notes that the adopting release for Rule 35d-1 provides that “the rule does not apply to fund names that incorporate terms such as ‘growth’ and ‘value’ that connote types of investment strategies as opposed to types of investments.”1 The term “sustainable” in the Fund’s name indicates that the Fund employs a sustainable investment strategy that favors securities that the investment adviser believes are in higher opportunity and lower risk areas of the market when it comes to sustainability-related issues, and also have strong ESG profiles; it does not suggest a type of investment. In order to clarify this for investors, the Registrant’s statutory prospectus has a dedicated section on sustainable investing, which states, in part: “Pax World Funds pursue a sustainable investing approach, focusing on the risks and opportunities arising from the transition to a more sustainable economy. We believe that capital markets will be shaped profoundly by global sustainability challenges, from climate change to gender equality, and these trends will drive growth for well-positioned companies and create risks for those unable or unwilling to adapt. We identify companies for our investment portfolios through systematic and fundamental analysis which incorporates long-term risks, including environmental, social and governance (ESG) factors. We believe this process enhances investment decisions and helps us construct investment portfolios made up of better long-term investments.” Accordingly, the Registrant declines to make the requested change.

8.       Comment. With respect to the following disclosure in the Principal Investment Strategies section for Pax U.S. Sustainable Economy Fund, please clarify supplementally what is meant by “tailwinds” and “headwinds”: “The tool highlights sectors, industries and companies with transition tailwinds and headwinds, enabling the investment team to construct a portfolio weighted towards companies that the Adviser believes present attractive opportunities and lower risks.”

Response. The Registrant respectfully submits that the terms “tailwinds” and “headwinds” in the referenced disclosure mean factors that the Adviser expects to facilitate or impede, respectively, the performance of sectors, industries and companies as the economy increasingly recognizes the benefits and costs of their sustainability profiles.

9.       Comment. With respect to each of Pax U.S. Sustainable Economy Fund, Pax International Sustainable Economy Fund, Pax Global Sustainable Infrastructure Fund and Pax Sustainable Allocation Fund, if the Fund relies on a third-party ESG scoring service provider, please identify the third-party service provider or, if there are multiple providers, please identify the primary third-party service provider. Please also summarize the third-party service provider’s methodology/criteria used to generate sustainability data/scores.

Response. With respect to Pax International Sustainable Economy Fund, the Registrant notes that, as disclosed under the Principal Investment Strategies section, the Fund “reflects ESG ratings determined by MSCI ESG Research” and that “MSCI ESG Research evaluates companies’ ESG characteristics and derives corresponding ESG scores and ratings. Companies are ranked by ESG score against sector peers to determine their eligibility for the MSCI ESG indices and for the Fund. The rating system is based on general and industry-specific ESG criteria, assigning ratings on a 9-point scale from AAA (highest) to C (lowest). Constituents of the MSCI EAFE Index that have an ESG rating of B or above are eligible for inclusion in the MSCI EAFE ESG Leaders Index and the Fund.”

[1]	See Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001) [66 FR 8509 (Feb. 1, 2001), correction 66 FR 14828 (Mar. 14, 2001)].

With respect to Pax Global Sustainable Infrastructure Fund, the Registrant notes that the Fund has added the following to the Principal Investment Strategies section:

“For non-U.S. companies or when an Impax Sustainability Score is not available, the Fund will generally reflect ESG research or ratings provided by Sustainalytics, a Morningstar company whose ESG Risk Ratings measure the degree to which a company’s value is at risk based on ESG factors -- in other words, the magnitude of a company’s unmanaged ESG risk. When neither an Impax Sustainability Score nor a Sustainalytics ESG Risk Rating is available, the Fund will reflect proprietary ESG research conducted by the Adviser.”

In addition, also with respect to Pax Global Sustainable Infrastructure Fund, the Registrant has added the following to the Fund’s statutory prospectus:

“A company’s ESG Risk Rating is comprised of a quantitative score and a risk category. The quantitative score represents units of unmanaged ESG risk with lower scores representing less unmanaged risk. Unmanaged Risk is measured on an open-ended scale starting at zero (no risk) and, for 95% of cases, a maximum score below 50. Based on their quantitative scores, companies are grouped into one of five risk categories (i.e., negligible, low, medium, high, severe). These risk categories are absolute, meaning that a ‘high risk’ assessment reflects a comparable degree of unmanaged ESG risk across all subindustries covered.”

With respect to Pax U.S. Sustainable Economy Fund and Pax Sustainable Allocation Fund, the Registrant notes that the Funds do not rely on a third-party ESG scoring service provider.

10.       Comment. With respect to each of Pax U.S. Sustainable Economy Fund, Pax Global Sustainable Infrastructure Fund and Pax International Sustainable Economy Fund, please consider whether high portfolio turnover will be a principal risk of the Fund. If so, please add corresponding disclosure for each Fund.

Response. The Registrant respectfully submits that portfolio turnover may be a result of a Fund’s principal investment strategy, but is not itself a principal investment strategy of any Fund. In response to the Staff’s comment, however, the following has been added to the Principal Investment Strategies section of each Fund:

“It is possible that, due to its investment strategies, the portfolio turnover rate of the Fund may be significant. Portfolio turnover is not a principal consideration in investment decisions for the Fund, and the Fund is not subject to any limit on the frequency with which portfolio securities may be purchased or sold.”

In addition, Turnover Risk has been added to the Principal Risks section of each Fund.

11.       Comment. If Information Technology Sector Risk is a principal risk of Pax U.S. Sustainable Economy Fund, please add corresponding disclosure to the Principal Investment Strategies section or otherwise explain supplementally why such disclosure is not appropriate.

Response. In response to the Staff’s comment, the Fund’s Principal Investment Strategies section has been revised to add the following:

“The Fund may take significant positions in one or more sectors, including the information technology sector.”

12.       Comment. With respect to the following disclosure in the Principal Investment Strategies section for Pax Global Sustainable Infrastructure Fund, please consider disclosing what constitutes “significant revenues”: “Under normal market conditions, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies that the Adviser determines derive significant revenues from owning, operating, developing or distributing sustainable infrastructure-related goods, services or assets.”

Response. The Registrant respectfully submits that, for purposes of its 80% policy, companies with the referenced “significant revenues” are those that the Adviser determines derive at least 20% of their revenues from owning, operating, developing or distributing sustainable infrastructure-related goods, services or assets.

13.       Comment. In the Principal Investment Strategies section for Pax Global Sustainable Infrastructure Fund, please define “sustainable infrastructure.”

Response. The Registrant notes that the Fund’s principal investment strategies disclosure defines “sustainable infrastructure” to mean “infrastructure that conserves, enables or increases access to vital resources such as clean energy, water, food and agriculture, including resource and waste management, as well as other societal resources such as healthcare, education, finance, transportation, and data and communications that advance social well-being.” The Registrant believes this definition provides investors with a clear understanding of what it means by “sustainable infrastructure.”

14.       Comment. In the Principal Investment Strategies section for Pax Global Sustainable Infrastructure Fund, please consider disclosing the specific criteria used by MSCI ESG Research to evaluate companies’ ESG characteristics and derive corresponding ESG scores and ratings.

Response. The Registrant respectfully submits that ESG research or ratings provided by Sustainalytics, and not MSCI ESG Research, will be utilized for the Fund. Please see the response to Comment 9 above for disclosure regarding the Fund’s use of ESG research or ratings provided by Sustainalytics.

15.       Comment. The Principal Investment Strategies section for Pax Global Sustainable Infrastructure Fund states that the Fund may be significantly overweight in certain sectors, including industrials and utilities, relative to the broader equity market. The disclosure further states that the Fund is expected to be fossil fuel-free, which is defined as “not invested in securities of companies that the Adviser determines derive revenues or profits from exploration, production, refining or processing of thermal coal, oil or gas, or significant (generally more than 5%) revenues or profits from storage, distribution or power generation from the same.” Please explain supplementally how the Fund can be significantly overweight in utilities if it also will be fossil fuel-free.

Response. The Registrant respectfully submits that the Fund may invest in utilities that derive up to 5% of revenues or profits from the storage, distribution or power generation of thermal coal, oil or gas, as well as other utilities, including water utilities and renewable electricity companies.

16.       Comment. Please move the following disclosure in footnote 1 to the Annual Fund Operating Expenses table for Pax Global Opportunities Fund out of the Fund Summary section: “In addition, the Fund’s investment adviser has contractually agreed to waive a portion of its management fee equal to the management fee corresponding to the current market value of 200,000 shares. This waiver may not be amended or terminated without the approval of the Board of Trustees before December 31, 2021 and is not reflected in the expense table above.”

Response. The requested change has been made.

17.       Comment. Please move the following underlined disclosure in the Investment Objective section for Pax Global Environmental Markets Fund to the Principal Investment Strategy section: “The Global Environmental Markets Fund’s investment objective is to seek long term growth of capital by investing in innovative companies around the world whose businesses and technologies focus on environmental markets, including alternative energy and energy efficiency; water infrastructure technologies and pollution control; environmental support services and waste management technologies; and sustainable food, agriculture and forestry.”

Response. The Registrant respectfully submits that the underlined text is a part of the Fund’s investment objective. The Registrant also believes that the underlined text helps to identify the Fund’s type as contemplated by Item 2 of Form N-1A, which states that a “Fund also may identify its type or category (e.g., that it is a Money Market Fund or a balanced fund).” Accordingly, the Registrant declines to make the requested change.

18.       Comment. Please move the following underlined disclosure in the Investment Objective section for Pax Global Opportunities Fund to the Principal Investment Strategy section: “The Global Opportunities Fund’s investment objective is to seek long term growth of capital by investing in companies benefiting from the transition to a more sustainable global economy.”

Response. The Registrant respectfully submits that the underlined text is a part of the Fund’s investment objective. The Registrant also believes that the underlined text helps to identify the Fund’s type as contemplated by Item 2 of Form N-1A, which states that a “Fund also may identify its type or category (e.g., that it is a Money Market Fund or a balanced fund).” Accordingly, the Registrant declines to make the requested change.

19.       Comment. With respect to the following disclosure in the Principal Investment Strategies section for Pax Global Environmental Markets Fund, please clarify what is meant by “focus on”: “Under normal market conditions, the Global Environmental Markets Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in companies whose businesses and technologies focus on environmental markets, including alternative energy and energy efficiency; water infrastructure technologies and pollution control; environmental support services and waste management technologies; and sustainable food, agriculture and forestry.”

Response. The Registrant believes that the term “focus on” is sufficiently understood by investors. The Registrant respectfully notes that the Fund has been in operation for more than 10 years and that the Fund has consistently used the term “focus on.” The Registrant believes that the Fund’s principal investment strategies disclosure adequately describes the Fund’s strategy and meets the requirements in Item 4(a) of Form N-1A.

20.       Comment. With respect to the following disclosure in the Principal Investment Strategies section for Pax Global Environmental Markets Fund, please (i) disclose the criteria used to evaluate environmental performance and (ii) clarify what is meant by “seeks to avoid…significant environmental problems”: “The Global Environmental Markets Fund seeks to invest in companies with positive overall environmental performance and whose products or services help other companies and countries improve their environmental performance, and seeks to avoid investing in companies with significant environmental problems or worsening environmental profiles.”

Response. The Registrant believes that environmental performance and efforts to “seek[] to avoid…significant environmental problems” are concepts that are sufficiently understood by investors. The Registrant also respectfully notes that the Fund has been in operation for more than 10 years, and that the Fund’s principal investment strategies have remained substantially the same and the noted disclosure has been used consistently. The Registrant believes that the Fund’s principal investment strategies disclosure adequately describes the Fund’s strategy and meets the requirements in Item 4(a) of Form N-1A.

21.       Comment. Pax Global Environmental Markets Fund has greater than 25% of its net assets invested in the following sectors, as identified in the most recent Annual Report: energy efficiency sector (37.9%) and water infrastructure & technologies sector (21.8%). Please consider adding corresponding risks to the Principal Risks section of the Fund or otherwise explain supplementally why such disclosure is not appropriate.

Response. The Registrant respectfully notes that the Fund currently discloses Focused Investment Risk as a principal risk of the Fund, which the Registrant believes adequately describes the risks associated with the Fund’s investments in particular sectors and meets the requirements in Item 4(b)(1)(i) of Form N-1A.

22.       Comment. With respect to footnote 4 to the Average Annual Total Returns table for Pax Global Environmental Markets Fund, please confirm supplementally whether the investment adviser uses the FTSE Environmental Opportunities Index Series to identify companies for purposes of the Fund’s 80% policy. If so, please disclose this in the Principal Investment Strategies section.

Response. The Fund’s Adviser does not use the FTSE Environmental Opportunities Index Series to identify companies for purposes of the Fund’s 80% policy. Instead, the Fund’s Adviser uses fundamental analysis to identify companies whose businesses and technologies focus on environmental markets, including: alternative energy and energy efficiency; water infrastructure technologies and pollution control; environmental support services and waste management technologies; and sustainable food, agriculture and forestry.

23.       Comment. The Principal Investment Strategies section for Pax Ellevate Global Women’s Leadership Fund states as follows: “Because the Global Women’s Fund will normally adjust portfolio holdings in response to changes in the component securities of the Women’s Index, the Global Women’s Fund’s strategy may involve high portfolio turnover.” The disclosure further states that the Women’s Index is re-constituted and re-balanced annually. Please consider whether the Fund expects to have high portfolio turnover resulting from changes in the composition of the Women’s Index if such index is re-constituted and re-balanced only once a year.

Response. The Registrant confirms that the Fund does not currently expect to have high portfolio turnover. In response to the Staff’s comment, the referenced disclosure has been removed from the prospectus and the corresponding Turnover Risk also has been removed as a principal risk of the Fund.

24.       Comment. If Financial Services Sector Risk and Information Technology Sector Risk are principal risks of Pax Ellevate Global Women’s Leadership Fund, please add corresponding disclosure to the Principal Investment Strategies section or otherwise explain supplementally why such disclosure is not appropriate.

Response. In response to the Staff’s comment, the Fund’s Principal Investment Strategies section has been revised to add the following:

“The Fund may take significant positions in one or more sectors, including the financial services sector and the information technology sector.”

25.       Comment. Please revise Pax International Sustainable Economy Fund’s 80% policy to state that the Fund will invest at least 80% of its net assets in sustainable large-capitalization equity securities in non-U.S. developed markets, in accordance with Rule 35d-1 under the 1940 Act. Please also define the term “sustainable” for purposes of the Fund’s 80% policy.

Response. Please see the response to Comment 7 above.

26.       Comment. If Asian/Pacific Investment Risk and European Investment Risk are principal risks of Pax International Sustainable Economy Fund, please add corresponding disclosure to the Principal Investment Strategies section or otherwise explain supplementally why such disclosure is not appropriate.

Response. In response to the Staff’s comment, the Fund’s Principal Investment Strategies section has been revised to add the following:

“The Fund may take significant positions in one or more non-U.S. developed markets, including countries in the Asia and Pacific region and the European Union.”

27.       Comment. With respect to Pax Core Bond Fund, Pax High Yield Bond Fund and Pax Sustainable Allocation Fund, please consider updating Interest Rate Risk in the Principal Risks section to reflect the current low interest rate environment.

Response. In response to the Staff’s comment, the Funds’ Interest Rate Risk disclosure has been revised, as follows:

“Interest Rate Risk The value of debt securities tends to decrease when nominal interest rates rise. Longer-duration securities tend to be more sensitive to interest rate changes, and thus more volatile, than shorter-duration securities. As of the date of this prospectus, interest rates are low by historic standards, and an increase in interest rates could decrease the price of debt securities held by the Fund and negatively impact a Fund’s performance. ~~A period of rising interest rates may negatively affect the Fund’s performance.~~ For example, if a debt security has a duration of four years, a 1% increase in interest rates could be expected to result in a 4% decrease in the value of the security.

28.       Comment. Please move the following footnote 1 in the Investment Objective section for Pax Sustainable Allocation Fund to the Principal Risks section: “Although the Sustainable Allocation Fund seeks conservation of principal, no assurance can be given that the Fund will achieve this objective, and an investment in the Fund involves the risk of loss.”

Response. In response to the Staff’s comment, the referenced footnote has been omitted from the Investment Objective section and moved to the About the Funds – Pax Sustainable Allocation Fund section.

29.       Comment. Please add an 80% policy to state that Pax Sustainable Allocation Fund will invest at least 80% of its net assets in sustainable investments, in accordance with Rule 35d-1 under the 1940 Act. Please also define the term “sustainable” for purposes of the Fund’s 80% policy.

Response. Please see the response to Comment 7 above.

30.       Comment. The Environmental, Social and Governance (ESG) Criteria section in the statutory prospectus states as follows: “The issues highlighted above are illustrative and do not necessarily reflect the full range of sustainability or ESG criteria that may be applied in analyzing a particular security for investment. The availability of information about a company, issues associated with a particular industry, changing social conditions or other circumstances may affect the manner in which the sustainability criteria are applied in a particular situation.” Please consider disclosing the due diligence practices used by the Funds in applying the screening criteria to portfolio companies (e.g., directly engaging with companies, reviewing third party scoring data, conducting other research, etc.).

Response. The Registrant believes that the disclosure in each Fund’s Principal Investment Strategies section and statutory prospectus, including in the Sustainable Investing section (which states, in part, that “[The Adviser identifies] companies for [its] investment portfolios through systematic and fundamental analysis which incorporates long-term risks, including environmental, social and governance (ESG) factors. [The Adviser believes] this process enhances investment decisions and helps…construct investment portfolios made up of better long-term investments.”) meets the requirements of Items 4 and 9 of Form N-1A, which require, in part, that a fund summarize how it intends to achieve its investment objectives by identifying the Fund’s principal investment strategies (including the type or types of securities in which the Fund invests or will invest principally). The Registrant further notes that additional information about the use by the Funds (other than Pax Ellevate Global Women’s Leadership Fund, which utilizes a Gender Lens) of the Pax Sustainability Lens, a tool that “facilitates systematic review of the economic opportunities and risks associated with the transition to a more sustainable economy,” appears in the Sustainability Lens section. Accordingly, the Registrant declines to make the requested change.

31.       Comment. The Staff notes that, in the second bullet point in the Class A Shares Not Subject to a Sales Charge subsection under the Choosing a Share Class section in the statutory prospectus, the Registrant provides that investments made through a financial intermediary that has entered into an agreement with the Funds to offer shares to self-directed investment brokerage accounts that may or may not charge a transaction fee are not subject to any initial or contingent deferred sales charges. Please identify the financial intermediaries that have entered into an agreement with the Funds, in accordance with IM Guidance Update No. 2016-06 and Item 12(a)(2) of Form N-1A.

Response. The Registrant respectfully submits that references to a “financial intermediary,” may be appropriate in certain circumstances, such as those used in the prospectus. The Registrant believes that a list of financial intermediaries with which the Funds have agreements would be subject to frequent change, and so including such a list in the registration statement would be impractical. The Registrant notes that Item 12(a)(2) of Form N-1A requires that the Registrant “identify each class of individuals or transaction to which [sales charge waiver] arrangements apply” (emphasis added), and the Registrant believes that its current disclosure satisfies such requirement. Accordingly, the Registrant declines to make the requested change.

32.       Comment. The Staff notes that, in the Additional Reductions and Waivers of Sales Charges subsection under the Choosing a Share Class section in the statutory prospectus, the Registrant provides that “in addition to the breakpoint discount methods described above, sales charges may be reduced or waived under certain circumstances and for certain categories of investors.” Please confirm that all such reductions or waivers are disclosed or add “as described below,” in accordance with Item 12(a)(2) of Form N-1A.

Response. For shareholders that invest in the Funds through a financial intermediary, the Registrant respectfully submits that such shareholders may be subject to additional notice and other form requirements from their financial intermediaries, which may differ from those of the Funds. The Registrant believes that the policies and procedures of financial intermediaries are subject to frequent change, with or without prior notice to the Registrant, and so inclusion of the requested disclosure in the registration statement is impractical and not appropriate. Accordingly, the Registrant declines to make the requested change.

STATEMENT OF ADDITIONAL INFORMATION (SAI)

1.       Comment. The Fundamental Policies subsection under the Investment Restrictions section of the SAI states that if either of the Pax International Sustainable Economy Fund’s or the Pax Ellevate Global Women’s Leadership Fund’s index concentrates (i.e., holds 25% or more of its total assets) in the securities of a particular industry or group of industries, the Fund will concentrate its investments in the same industry or group of industries. It further states that if either Fund concentrates its investments in a particular industry or group of industries, such Fund will be more susceptible to the risks particular to such industry or group of industries than a fund that is not so concentrated. With respect to Pax International Sustainable Economy Fund, please explain supplementally why the prospectus does not disclose this concentration. With respect to Pax Ellevate Global Women’s Leadership Fund, please explain supplementally why it is appropriate for the Fund to concentrate to the same extent as the Women’s Index given that the Fund does not track the index, but rather, seeks returns that closely correspond to or exceed index returns.

Response. In response to the Staff’s comment, the Registrant has adopted a policy under which neither Fund will concentrate in the securities of any industry or group of industries without obtaining approval of a majority of the outstanding voting securities of the Fund.

2.       Comment. In the Financial Statements section of the SAI, please hyperlink the reference to the Funds’ annual report. See Rule 0-4(d) under the 1940 Act.

Response. The requested change has been made.

3.       Comment. With respect to Appendix A: Proxy Voting Guidelines, please consider disclosing in the prospectus that the Funds consider ESG criteria and ESG principles in proxy voting.

Response. The Registrant respectfully submits that the disclosure in the “Proxy Voting Guidelines” section complies with the requirements in Item 17(f) of Form N-1A regarding disclosure of proxy voting policies and procedures. As such, the Registrant respectfully declines to make the requested change.

* * * * *

We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Jimena Acuña Smith

Jimena Acuña Smith